AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 30 SEPTEMBER 2020
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
IDR 28 billion 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	Borrowing	21-Jul-20	29-Sep-20	30-Sep-24	IDR 28,000.00	CACIB
ZAR 80 million 'Light Up and Power Africa' Fixed Rates Notes - Tap 2	Borrowing	30-Jul-20	11-Aug-20	3-Jun-24	ZAR 80.00	Daiwa Capital Markets
ZAR 150 million 'Improve the Quality of Life for the People of Africa' Zero Coupon Notes - Tap1	Borrowing	30-Jul-20	11-Aug-20	21-Jan-27	ZAR 104.50	Daiwa Capital Markets
ZAR 250 million Zero Coupon Notes - Tap 9	Borrowing	3-Aug-20	11-Aug-20	5-Apr-46	ZAR 38.48	JP Morgan
USD 5 million BWP linked Fixed Rate Notes	Borrowing	3-Sep-20	15-Sep-20	15-Sep-25	USD 5.00	Standard Bank South Africa
IDR 21 billion 'Improve the Quality of Life for the People of Africa'Fixed Rate Notes	Borrowing	25-Sep-20	27-Nov-20	28-Nov-25	IDR 21,000.00	CACIB

ECP transactions

The Bank did not execute any ECP transaction during the Quarter.

Matured bonds

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
AUD 11.8 million Clean Energy Bonds	20-Aug-10	29-Sep-10	29-Sep-20	AUD 11.80
GHS 36.11 million Zero Coupon Notes	25-Aug-16	8-Sep-16	8-Sep-20	GHS 36.11
USD 54.21 million Fixed Rate Notes	8-Mar-17	22-Mar-17	31-Jul-20	USD 54.21
TRY 13 million 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	1-Aug-17	13-Sep-17	14-Sep-20	TRY 13.00
BRL 40 million Fixed Rate Notes	29-Aug-17	5-Sep-17	1-Sep-20	BRL 40.00
IDR 12.5 billion Fixed Rate Notes	31-Aug-17	27-Sep-17	28-Sep-20	IDR 12,500.00
TRY 41 million 'Improve the Quality of the Life for the People of Africa' Zero coupon Notes	3-Jul-18	10-Aug-18	13-Aug-20	TRY 41.00
BRL 60 million 'Feed Africa' Fixed Rate Notes	28-Aug-18	4-Sep-18	4-Sep-20	BRL 60.00
HKD 300 million 'Improve the Quality of Life for the People of Africa'Fixed Rate Notes	11-Sep-19	18-Sep-19	18-Sep-20	HKD 300.00
USD 10 million BWP linked Notes	25-Aug-17	8-Sep-17	8-Sep-20	USD 10.00

Matured ECP transactions

No ECP transactions matured during the Quarter.

Buyback transactions

Description	Buyback Date	Settlement Date	Original Maturity Date	Repurchase Amount(million)	Buyback portion	Arranger
JPY 100 million AUDJPY-linked PRDC Notes	25-Sep-20	2-Oct-20	1-Feb-34	JPY 100.00	100%	BNP Paribas

Callable bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)	Call Date	Dealer
JPY 300 million Power-Reverse Notes with FX-related redemption	18-May-15	10-Jun-15	1-Feb-35	JPY 300.00	1-Aug-20	BNP Paribas
USD 30 million Callable Floating to Fixed Rate Notes	21-Oct-16	28-Oct-16	1-Feb-27	USD 30.00	1-Aug-20	CACIB
USD 50 million Multi Callable Zero Coupon Notes	9-Sep-16	22-Sep-16	22-Sep-46	USD 50.00	22-Sep-20	JP Morgan

2. Attached hereto please find a soft copy of the Bank's annual financial statement for the period ending 30 September 2020.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Hassatou Diop N'Sele

Treasurer